Hogan Lovells US LLP Columbia Square 555 Thirteenth Street NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 29, 2016

BY EDGAR AND FEDERAL EXPRESS

Ms. Jennifer Gowetski
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Apple Hospitality REIT, Inc. Registration Statement on Form S-4 Filed May 24, 2016 File No: 333-211564
Dear Ms. Gowetski:
This letter is submitted on behalf of Apple Hospitality REIT, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 21, 2016 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on May 24, 2016 (the “Registration Statement”). The Company will file Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which will include changes in response to the Staff’s comments.
For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Registration Statement. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.
General
1.
As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2015, and we have issued comments in connection with that review. To the extent comments issued in the review of your Form 10-K also apply to your registration statement on Form S-4, please revise accordingly. Please note that we will not be in a position to declare your registration statement effective until you have resolved all comments raised on the Form 10-K.

Response to Comment No. 1
We understand that the Form S-4 registration statement will not be declared effective until all comments issued in connection with the Form 10-K review have been resolved.

Ms. Jennifer Gowetski
Division of Corporation Finance
June 29, 2016

Interests of Apple REIT Directors and Executive Officers in the Merger, page 18
2.
We note your disclosure on pages 4, 6, 18 and throughout the registration statement regarding the various interests of directors and executive officers in the merger. Please revise your disclosure in the summary and throughout to quantify these interests, including, without limitation, the exchange of Apple Ten options, the conversion of the Apple Ten Series B convertible preferred shares and the consummation of the transactions contemplated by the termination agreement.

Response to Comment No. 2
In response to the Staff’s comment, Amendment No. 1 has been revised on pages 4, 6 and 18, as applicable, to quantify the interests of the Apple REIT directors and executive officers.
Risk Factors, page 30
3.
Please revise to discuss the risks related to the fact the board committees and financial advisors considered relative market values given the lack of liquidity and volatility of Apple Ten units or tell us why this is not material.

Response to Comment No. 3
As disclosed in the sections entitled “The Merger—Opinion of Apple Hospitality’s Financial Advisor” and “The Merger—Opinion of the Apple Ten Special Committee’s Financial Advisor”, Baird and Citi performed separate financial analyses in connection with their respective opinions, which were considered by the Apple Hospitality board and Apple Ten special committee, respectively. Such financial analyses did not take into account the lack of liquidity of Apple Ten units.  Consequently, we respectfully advise the Staff that we do not believe that our risk factors should be revised to address the risks of relative market values from the lack of liquidity and volatility of Apple Ten units.
The combined company will have additional indebtedness following the merger . . ., page 34
4.
Please revise your disclosure to quantify the existing indebtedness of Apple Hospitality and Apple Ten as well as the indebtedness of the combined company following the merger, including quantifying the debt incurred to facilitate the merger.

Response to Comment No. 4
In response to the Staff’s comment, Amendment No. 1 has been revised on page 34 to state the total indebtedness of each of Apple Hospitality and Apple Ten and of the combined company on a pro forma basis as of March 31, 2016.

Ms. Jennifer Gowetski
Division of Corporation Finance
June 29, 2016

Background of the Merger, page 55
5.
We note your disclosure that “the Apple Hospitality board held a special meeting to discuss several potential acquisition opportunities that management had identified for consideration, including a potential transaction with Apple Ten.” Please revise to provide a more detailed description of other acquisition opportunities considered and the reasons those alternatives were not pursued.

Response to Comment No. 5
We note the Staff’s comment regarding additional detail around the other acquisition opportunities and the reasons they were not pursued.  Similar to other public companies, the Apple Hospitality board periodically considers potential acquisition opportunities in the ordinary course.  These potential acquisition opportunities are typically highly confidential, and often do not advance beyond a preliminary discussion or evaluation phase.  As disclosed on page 55 of the Registration Statement, the Apple Hospitality board viewed the transactions under consideration as not being mutually exclusive and that multiple transaction opportunities could be pursued simultaneously.  In response to the Staff’s comment, the disclosure in Amendment No. 1 on page 55 has been revised to add the following to clarify that the determination to pursue the transaction with Apple Ten was not made in lieu of pursuing the other potential acquisition opportunities previously discussed:

“Over the next several months, the Apple Hospitality board continued to receive periodic updates and engage in further discussion and evaluation regarding the acquisition opportunities discussed during the August 2015 board meeting, including with respect to Apple Ten as further described below.  The other acquisition opportunities discussed and evaluated by the Apple Hospitality board were preliminary in nature and did not, and have not, materialized.  At the time the Apple Hospitality board ultimately determined to pursue a transaction with Apple Ten, this determination was not made in lieu of pursuing any other potential acquisition opportunities previously discussed.”

6.
Please explain how merger consideration from Apple Hospitality’s preliminary non-binding indication of interest proposal dated December 10, 2015 and the revised proposal dated February 11, 2016 was determined. Similarly, please explain how the Apple Ten special committee determined the merger consideration for the counterproposal.

Ms. Jennifer Gowetski
Division of Corporation Finance
June 29, 2016

Response to Comment No. 6
As disclosed on page 56 of the Registration Statement, at the December 3, 2015 Apple Hospitality board meeting, the purpose of the preliminary indication of interest letter which the board authorized at the meeting was to ascertain whether Apple Ten had an interest in engaging in discussions regarding a possible transaction.  Prior to authorizing the letter, which included an implied price of $11.00 per Apple Ten common share, at the December 3rd meeting, the Apple Hospitality Board had considered and discussed preliminary financial perspectives, as well as the other strategic benefits and considerations described on pages 62 through 65 of the Registration Statement.  The board also took into account the original offering price paid by Apple Ten shareholders when they acquired their shares which was anticipated to be an important consideration to Apple Ten shareholders when ultimately evaluating a proposed transaction.  As noted throughout the discussion of subsequent board meetings, the fact that such an implied price would allow for the transaction to be accretive in the first year after completion of the transaction was a key consideration for the Apple Hospitality board.  At the February 11, 2016 Apple Hospitality board meeting, the Apple Hospitality board again considered and discussed certain preliminary financial perspectives prior to authorizing the February 11 letter.  As noted in the discussion of the February 11, 2016 meeting on page 57 of the Registration Statement, the implied price included in the February 11, 2016 letter was not modified from the implied price included in the December 10, 2015 letter.  Consistent with the foregoing, the discussion of the December 3, 2015 Apple Hospitality board meeting in Amendment No. 1 has been revised on page 56 to reference the importance that the transaction be accretive in the first year after completion, and that the Apple Hospitality board took into account the original offering price paid by Apple Ten shareholders when they acquired their shares.

As disclosed on page 58 of the Registration Statement, following receipt of the March 4 Term Sheet, the Apple Ten special committee, together with representatives of its legal and financial advisors, met on March 7 and March 11 to consider the March 4 Term Sheet and potential responses.  At the Apple Ten special committee meeting on March 11, 2016, the consideration proposed in the March 11 Term Sheet was determined by the Apple Ten special committee, following discussions with its financial advisor, and considering various preliminary financial perspectives regarding, among other things, (i) the relative estimated contributions to the combined company’s EBITDA and FFO by Apple Hospitality and Apple Ten, respectively, (ii) relative financial performance of the two standalone companies and (iii) the potential impact on dividend yield to Apple Ten shareholders assuming the then current Apple Hospitality and Apple Ten dividend payouts. The discussion of the March 11, 2016 Apple Ten special committee meeting has been revised to include the foregoing explanation of the determination of the counterproposal merger consideration.
 Opinion of Apple Hospitality’s Financial Advisor, page 69
7.
We refer to your “Apple Ten Selected Publicly Traded Company Analysis” and “Apple Ten Selected Acquisition Analysis” disclosure on page 73 and 74, respectively. Please tell us whether any comparable company and/or acquisitions meeting the selection criteria were excluded from the analyses. If so, please revise your disclosure to disclose the companies and /or transactions excluded and provide the reasons for such exclusions. This comment also applies to the comparative analysis disclosure in the “Opinion of the Apple Ten Special Committee’s Financial Advisor” section.

Response to Comment No. 7
In response to the Staff’s comment, Amendment No. 1 has been revised on pages 73 and 74 to state that (i) the Baird selection criteria for comparable companies consisted of a review of publicly traded companies receiving a threshold level of analyst coverage that possessed general business, operating and financial characteristics representative of companies in the industry in which Apple Ten Operates, and (ii) Baird believes it did not exclude any comparable company or acquisitions meeting its selection criteria in the “Apple Ten Selected Public Traded Company Analysis” and “Apple Ten Selected Acquisition Analysis” disclosure.

Ms. Jennifer Gowetski
Division of Corporation Finance
June 29, 2016

In addition, Amendment No. 1 has been revised on page 82 to state that Citi’s selection criteria for selected precedent transactions consisted of a review of transactions involving target companies that are select service lodging REITs announced from January 1, 2006 through April 13, 2016. The Company supplementally advises the Staff that Citi believes it did not exclude companies or transactions from its selected public companies and selected precedent transactions analyses that in its professional judgment fit its selected criteria.  However, since the selection of relevant companies and transactions involves professional judgment, the disclosure appearing on page 79 of Amendment No. 1 has been revised to indicate that the selected companies and selected transactions reviewed for purposes of Citi’s selected public companies and selected precedent transactions analyses may not necessarily include all companies and transactions that could be deemed relevant.
Opinion of Apple Ten Special Committee’s Financial Advisor, page 76
8.
We note that your disclosure on page 84 of the registration statement regarding the material relationships between Citi and Apple Hospitality does not provide a quantitative description of the fees paid to Citi and its affiliates by Apple Hospitality and its affiliates. Please revise to provide this disclosure or advise.

Response to Comment No. 8
In response to the Staff’s comment, Amendment No. 1 has been revised on page 84 to include the fees received by Citi and its affiliates during the three-year period prior to the date of Citi’s opinion.
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Ms. Jennifer Gowetski
Division of Corporation Finance
June 29, 2016

The Company respectfully believes that the proposed modifications to draft Amendment No. 1, as set forth in the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5821.

Sincerely,

/s/ Paul D. Manca

Paul D. Manca

Enclosures

cc:	Justin G. Knight Bryan F. Peery David P. Buckley Apple Hospitality REIT, Inc.
David W. Robertson McGuireWoods LLP